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                              June 14, 2021

       Adam Simpson
       Chief Executive Officer
       Icosavax, Inc.
       1616 East Lake Avenue E
       Suite 208
       Seattle, WA 98102

                                                        Re: Icosavax, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Filed May 14, 2021
                                                            CIK 0001786255

       Dear Mr. Simpson:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Prospectus Summary
       Overview, page 1

   1. We note your claim that RSV and hMPV are two of the "leading" causes of pneumonia.
                                                        However, your
disclosure on page 97 indicates that fewer than 20% of adults hospitalized with pneumonia had the
RSV or hMPV pathogen and that three pathogens were more
                                                        common. Please explain
to us why it is appropriate to describe RSV and hMPV as
                                                        "leading" causes of
pneumonia in older adults or revise your disclosure.
   2. You have provided expected dates for the beginning of clinical trials in instances where it
 Adam Simpson
FirstName  LastNameAdam Simpson
Icosavax, Inc.
Comapany
June       NameIcosavax, Inc.
     14, 2021
June 14,
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FirstName LastName
         is unclear whether you have completed clinical trials and/or submitted INDs. Please refrain from making predictions that assume successful preclinical trails and FDA approvals of INDs. Also, remove statements indicating when data is expected with respect to trials that have not yet started.
3. Please explain the meaning of the term "bivalent" the first time it is used.
IVX-A12 (RSV-hMPV vaccine candidate), a bivalent combination of IVX-121 (RSV vaccine candidate) and IVX-241 (hMPV vaccine candidate), page 3

4. We note your disclosure that you intend to submit an IND to the FDA for IVX-A12, a combination of IVX-121 and IVX-241, following completion of your clinical trial of IVX-
         121 (assuming favorable results). Please revise here and in the Business section to disclose whether you have discussed this development plan with the FDA and, if so, whether you have received any feedback.

         Please also revise to briefly discuss the potential for immunologic interference between your two product candidates that are anticipated to comprise IVX-A12, as discussed on page 15.
Our Programs, page 3

5. Please revise the disclosure accompanying your pipeline chart to reflect your disclosure elsewhere in your prospectus that your product candidates and underlying technology are licensed from the University of Washington and NIH.
6. Please explain the current status of IVX-121. The footnote indicates that its development will transition to evaluation as part of IVX-A12, does this mean that you will not be developing IVX-121 as a standalone product candidate? Please also explain why it is not depicted as a solid line, as the other candidates are.
7. We note you describe IVX-A12 as your "lead product candidate." However, we note it is not the most advanced in terms of development. Please explain what make it your "lead candidate."
SARS-CoV-2, page 3

8. Please revise your disclosure in this section to disclose whether you have submitted an clinical trial application for IVX-411. Please also revise to reflect your disclosure on pages 20-21 and 108 indicating that SK Bioscience also has a license to develop product candidates based on the same UW VLP technology that you have licensed and has initiated a Phase 1 clinical trial in South Korea for a product candidate that is similar to
         IVX-411.
Our Team and Investors, page 4

9. We note that you identify various entities as investors in your company here and on page
 Adam Simpson
FirstName  LastNameAdam Simpson
Icosavax, Inc.
Comapany
June       NameIcosavax, Inc.
     14, 2021
June 14,
Page 3 2021 Page 3
FirstName LastName
         91. However, certain of these entities do not appear to be among your principal stockholders as disclosed on page 156. If material, please expand your disclosure to describe the nature of each such entity's investment in you and explain to us why including this information is appropriate. Please also explain in the response your plans to update investors about any changes these entities make with respect to their investments in your company.
Implications of Being an Emerging Growth Company and a Smaller Reporting Company, page 6

10. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Risk Factors
Intellectual property discovered through government funded programs may be subject to federal regulations such as march-in rights..., page 47

11. Please revise this risk factor to disclose your product candidates and/or technology that are subject to march-in rights.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Critical Accounting Policies and Significant Judgments and Estimates
Common Stock Valuation, page 86

12. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.
Intellectual Property, page 112

13. Please revise to disclose the jurisdictions of your foreign patents and patent applications.
License Agreement with respect to RSV and Other Pathogens, page 115

14. Your disclosure at the bottom of page 115 states that you must meet a minimum royalty requirement in the "low to mid figures range" following commercialization. Please revise to provide more specificity.
Material Agreements, page 115

15. Provisions providing the contracting party the right to terminate the agreement for failure to meet milestone events are material to investors. Please expand your descriptions of the
 Adam Simpson
Icosavax, Inc.
June 14, 2021
Page 4
         license agreements in this section to disclose the required milestone events and the dates by which you are required to achieve them.

         Please also revise to (i) disclose which of your product candidates are subject to the license agreements described in this section and (ii) quantify amounts paid to date under each license agreement.
       You may contact Julie Sherman at 202-551-3640 or Brian Casio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Suzanne Hayes at 202-551-3675 with any other questions.



FirstName LastNameAdam Simpson                                 Sincerely,
Comapany NameIcosavax, Inc.
                                                               Division of
Corporation Finance
June 14, 2021 Page 4                                           Office of Life
Sciences
FirstName LastName